                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                SCHEDULE 13D/A-5
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-l(a) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(a)

                                (Amendment No. 5)

                            Prime Group Realty Trust
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    74158J103
                  ------------------------------------------
                                 (CUSIP number)

                   Robert T. Needham, K Capital Partners, LLC
                                  75 Park Plaza
                           Boston, Massachusetts 02116
                                 (617) 646-7700
--------------------------------------------------------------------------------
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                  April 2, 2002
                  ------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

         NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                                 (Page 1 of 11)

--------------------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

----------------------                                      -------------------
CUSIP NO. 74158J103                     13D                 PAGE 2 OF 11 PAGES
----------------------                                      -------------------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     K Capital Partners, LLC
     04-3468268
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /x/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     AF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                             / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power              2,427,300
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                      0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power              2,427,300
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                      0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     2,427,300
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                    /x/
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     15.457%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     OO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                      -------------------
CUSIP NO. 74158J103                     13D                 PAGE 3 OF 11 PAGES
----------------------                                      -------------------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Special K Capital Offshore Master Fund (U.S. Dollar), L.P.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /x/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                             / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     Cayman Islands
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                 344,515
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                       0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                 344,515
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                       0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     344,515
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                    /x/
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     2.194%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     PN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                      -------------------
CUSIP NO. 74158J103                     13D                 PAGE 4 OF 11 PAGES
----------------------                                      -------------------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     K Capital Offshore Master Fund (U.S. Dollar), L.P.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /x/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                             / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     Cayman Islands
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                 1,982,785
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                         0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                 1,982,785
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                         0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     1,982,785
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                    /x/
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     12.627%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     PN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                      -------------------
CUSIP NO. 74158J103                     13D                 PAGE 5 OF 11 PAGES
----------------------                                      -------------------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Harwich Capital Partners, LLC
     04-3468264
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /x/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     AF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                             / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                 2,427,300
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                         0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                 2,427,300
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                         0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     2,427,300
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                    /x/
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     15.457%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     OO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                      -------------------
CUSIP NO. 74158J103                     13D                 PAGE 6 OF 11 PAGES
----------------------                                      -------------------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Thomas Knott
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /x/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     AF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                             / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     U.S. Citizen
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                 2,427,300
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                         0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                 2,427,300
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                         0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     2,427,300
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                    /x/
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     15.457%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                      -------------------
CUSIP NO. 74158J103                     13D                 PAGE 7 OF 11 PAGES
----------------------                                      -------------------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Abner Kurtin
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /x/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     AF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                             / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     U.S. Citizen
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power               2,427,300
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                       0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power               2,427,300
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                       0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     2,427,300
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                    /x/
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     15.457%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                      -------------------
CUSIP NO. 74158J103                     13D                 PAGE 8 OF 11 PAGES
----------------------                                      -------------------

         This Amendment No. 5 to Schedule 13D ("Amendment No. 5") should be read in conjunction with the Schedule 13D dated July 13, 2001, as amended by Amendment No. 1 to Schedule 13D dated August 10, 2001, Amendment No. 2 to
Schedule 13D dated August 28, 2001, Amendment No. 3 to Schedule 13D dated August 29, 2001, and Amendment No. 4 dated August 30, 2001 (collectively, the "Schedule 13D") filed with the Securities and Exchange Commission by Special K Capital Offshore Master Fund (U.S. Dollar), L.P., K Capital Offshore Master Fund (U.S. Dollar), L.P. (collectively, the "Partnership"), K Capital Partners, LLC, Harwich Capital Partners, LLC, Thomas Knott and Abner Kurtin. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D.

         This filing of Amendment No. 5 is not, and should not be deemed to be, an admission that the Schedule 13D or that any Amendment thereto is required to be filed.

         This Amendment No. 5 amends and supplements the Schedule 13D only as written below.

ITEM 4.         PURPOSE OF TRANSACTIONS.

         The information set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

         The Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to their investment in the Company, and the Reporting Persons reserve the right, subject to applicable law,
(i) to hold their Shares as a passive investor or as an active investor (whether or not as a member of a "group" with other beneficial owners of Shares or otherwise), (ii) to acquire beneficial ownership of additional Shares in the open market, in privately negotiated transactions or otherwise, (iii) to dispose of all or part of their holdings of Shares, (iv) to take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of this Schedule 13D, or (v) to change their intention with respect to any or all of the matters referred to in this Item 4. The Reporting Persons' decisions and actions with respect to such possibilities will depend upon a number of factors, including, but not limited to, the actions of the Company, market activity in the Shares, an evaluation of the Company and its prospects, general market and economic conditions, conditions specifically affecting the Reporting Persons and other factors which the Reporting Persons may deem relevant to their investment decisions.

         The Reporting Persons have no present plans or intentions that would result in any of the matters required to be set forth in items (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.         INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of April 5, 2002, the Reporting Persons may be deemed to beneficially own 2,427,300 Shares of the Company. Based upon there being 15,703,158 Shares outstanding, the Shares which the Reporting Persons may be deemed to beneficially own represents approximately 15.457% of the outstanding Shares of the Company.

         (b) In accordance with the Agreement of Limited Partnership, the General Partner has the

----------------------                                      -------------------
CUSIP NO. 74158J103                     13D                 PAGE 9 OF 11 PAGES
----------------------                                      -------------------

sole power to vote and the sole power to dispose of the Shares of the Company held by the Partnership.

         (c) The Reporting Persons have made the following purchases of Shares.

           Special K Capital Offshore Master Fund (U.S. Dollar), L.P.

--------------------------------------------------------------------------------
  Transaction Date   # of Shares   Price Per Share   Aggregate Purchase Price
--------------------------------------------------------------------------------
     04/02/02         26,560           $4.98                $132,268.80
--------------------------------------------------------------------------------

               K Capital Offshore Master Fund (U.S. Dollar), L.P.

--------------------------------------------------------------------------------
  Transaction Date   # of Shares   Price Per Share   Aggregate Purchase Price
--------------------------------------------------------------------------------
     04/02/02         133,440          $4.98                $664,531.20
--------------------------------------------------------------------------------

         In addition to the above-referenced purchases by Special K Capital Offshore Master Fund (U.S. Dollar), L.P. and K Capital Offshore Master Fund (U.S. Dollar), L.P., one hundred thousand (100,000) Shares of the Company were purchased by a separate account which K Capital Partners, LLC manages on a discretionary basis. These shares were purchased on April 3, 2002 at a price of $5.14 per share, for an aggregate purchase price of $514,000.00.

         All transactions were made in the open market on Nasdaq National
Market.

         (d) Each Partnership is a limited partnership. Each member of the Partnership is entitled to receive certain distributions from the Partnership's assets as specified in the Partnership's governing documents.

         (e) Not applicable.

         The filing of this statement shall not be construed as an admission that any of the Reporting Persons are, for the purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owners of any securities covered by this statement.

----------------------                                      -------------------
CUSIP NO. 74158J103                     13D                 PAGE 10 OF 11 PAGES
----------------------                                      -------------------

                                   SIGNATURES

       After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

       EXECUTED as a sealed instrument this 5th day of April 2002.

                           Special K Capital Offshore Master Fund (U.S. Dollar), L.P.

                           By:      /s/ Robert T. Needham
                                    ----------------------
                                    K Capital Partners, LLC, General Partner
                                    By: Harwich Capital Partners, LLC, its
                                    Managing Member
                                    By: Robert T. Needham, its Chief
                                    Administrative Officer

                           K Capital Offshore Master Fund (U.S. Dollar), L.P.

                           By:      /s/ Robert T. Needham
                                    ----------------------
                                    K Capital Partners, LLC, General Partner
                                    By: Harwich Capital Partners, LLC, its
                                    Managing Member
                                    By: Robert T. Needham, its Chief
                                    Administrative Officer

                           K Capital Partners, LLC

                           By:      /s/ Robert T. Needham
                                    ----------------------
                                    Harwich Capital Partners, LLC, its Managing
                                    Member
                                    By: Robert T. Needham, its Chief
                                    Administrative Officer


                           Harwich Capital Partners, LLC

                           By:      /s/ Robert T. Needham
                                    ----------------------
                                    Robert T. Needham, its Chief
                                    Administrative Officer

----------------------                                      -------------------
CUSIP NO. 74158J103                     13D                 PAGE 11 OF 11 PAGES
----------------------                                      -------------------

                           Thomas Knott*

                           By:      /s/ Robert T. Needham
                                    ----------------------
                                    Robert T. Needham
                                    Attorney in Fact

                           Abner Kurtin*

                           By:      /s/ Robert T. Needham
                                    ----------------------
                                    Robert T. Needham
                                    Attorney in Fact

         *Powers of attorney, dated as of September 4, 2001, by Thomas Knott and Abner Kurtin are currently on file with the Commission and are incorporated herein by reference.